SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of      April, 2008
Shaw Communications Inc.

(Translation of registrant’s name into English)
Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	April 11, 2008
Shaw Communications Inc.

By:	/s/ Steve Wilson
Steve Wilson
Sr. V.P., Chief Financial Officer Shaw Communications Inc.

NEWS RELEASE
Shaw announces second quarter with continued subscriber growth, solid financial results and updated guidance
Calgary, Alberta (April 11, 2008) — Shaw Communications Inc. today announced results for the second quarter ended February 29, 2008. Consolidated service revenue for the quarter and year-to-date periods of $763 million and $1.51 billion, respectively, improved 11% over the comparable periods last year. Total service operating income before amortization1 of $350 million and $683 million was up 15% and 13%, respectively, over the comparable periods. Funds flow from operations2 increased to $304 million and $591 million for the three and six month periods, respectively, compared to $252 million and $496 million in the same periods last year.
“The quarter produced solid financial results and subscriber gains” commented Jim Shaw, Chief Executive Officer. “Increased revenue and improved service operating income before amortization reflect the underlying strength of the business and the continued focus on managing our assets to deliver long-term sustainable growth in a competitive market.”
Basic cable subscribers increased during the quarter by 6,524 to 2,241,503, Digital and Internet customers grew by 48,006 to 850,642 and 31,517 to 1,517,992, respectively, and Digital Phone lines were up 56,536 to 492,232. DTH increased 4,977 customers to 886,106.
Jim Shaw continued: “Quarterly subscriber gains in Digital Phone and Digital were the strongest additions we have had, exceeding last quarter’s record gains. We also achieved several milestones, reaching 1,500,000 internet customers in the quarter, and most recently, surpassing 500,000 Digital Phone lines.”
Free cash flow1 for the quarter was $138 million bringing the year-to-date amount to $228 million. This compares to $100 million and $176 million for the same periods last year, an improvement of $38 million and $52 million, respectively. The growth in free cash flow was achieved through higher service operating income before amortization and after increased capital investment.
Net income of $299 million or $0.69 per share for the second quarter ended February 29, 2008 compared to $80 million or $0.18 per share for the same quarter last year. Net income for the first six months of the year was $411 million or $0.95 per share compared to $161 million and $0.37 per share last year. The current and comparable three and six month periods included non-operating items which are more fully detailed in Management’s Discussions and Analysis

(MD&A). The current periods included a tax recovery of approximately $188 million related to reductions in enacted income tax rates. Excluding the non-operating items, net income for the current three and six month periods would have been $113 million and $210 million compared to $79 million and $160 million in the same periods last year.
Cable service revenue increased 13% on a quarterly and year-to-date basis to $582 million and $1.15 billion, respectively. The improvement was primarily driven by customer growth and rate increases. Service operating income before amortization increased 16% to $284 million for the quarter and was up over 15% on a year-to-date basis to $557 million.
Satellite division service revenue was $181 million and $360 million for the three and six month periods, respectively, up 6% and 5% over the comparable periods last year. The improvement was primarily due to rate increases and customer growth. Service operating income before amortization for the three month period increased 12% to $66 million and the year-to-date was up 4% to $126 million.
In November 2007, Shaw received approval from the TSX to renew its normal course issuer bid for a further one year period authorizing Shaw to purchase up to 35,600,000 Class B Non-Voting Shares. In the current quarter, the Company repurchased 1,722,800 Class B Non-Voting Shares for $32.0 million.
On January 30, 2008 the Company redeemed of all of its outstanding $100 million 8.54% Series B Canadian Originated Preferred Securities.
Mr. Shaw said, “As previously announced, we have submitted an application for the upcoming Auction of Spectrum Licenses for advanced wireless services and plan to bid on licenses as we deem appropriate. The purchase of such licenses will be funded by the Company’s free cash flow and, as may be required, the existing bank credit facility.”
In closing, Mr. Shaw summarized: “Our results in the first half of the year put us well on track to achieve our previous free cash flow guidance of $450 million. We anticipate that our solid performance will continue through the remainder of the fiscal year and expect our service operating income before amortization to grow in an approximate range of 13% - 15%. This is up from our previous forecast of 10% - 12% growth. Capital expenditures are now expected to exceed $700 million as we plan to accelerate certain major facilities projects.”
Shaw Communications Inc. is a diversified communications company whose core business is providing broadband cable television, High-Speed Internet, Digital Phone, telecommunications services (through Shaw Business Solutions) and satellite direct-to-home services (through Star Choice). The Company serves over 3.3 million customers, including 1.5 million Internet and 500,000 residential Digital Phone customers, through a reliable and extensive network, which comprises over 600,000 kilometres of fibre. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX — SJR.B, NYSE — SJR).

The accompanying Management’s Discussion and Analysis forms part of this news release and the “Caution Concerning Forward Looking Statements” applies to all forward-looking statements made in this news release.
For more information, please contact:
Shaw Investor Relations
Investor.relations@sjrb.ca

1	See definitions and discussion under Key Performance Drivers in MD&A.

2	Funds flow from operations is before changes in non-cash working capital balances related to operations as presented in the unaudited interim Consolidated Statements of Cash Flows.

3	See reconciliation of Net Income in Consolidated Overview in MD&A

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FEBRUARY 29, 2008
April 11, 2008
Certain statements in this report may constitute forward-looking statements. Included herein is a “Caution Concerning Forward-Looking Statements” section which should be read in conjunction with this report.
The following should also be read in conjunction with Management’s Discussion and Analysis included in the Company’s August 31, 2007 Annual Report and the Consolidated Financial Statements and the Notes thereto and the unaudited interim Consolidated Financial Statements and the Notes thereto of the current quarter.
Applicable share and per share amounts for the comparative period have been retroactively adjusted to reflect the two-for-one split of the Company’s Class A Shares and Class B Non-Voting Shares that was effective on July 30, 2007.
CONSOLIDATED RESULTS OF OPERATIONS
SECOND QUARTER ENDING FEBRUARY 29, 2008
Selected Financial Highlights

	Three months ended			Six months ended
	February 29,	February 28,	Change	February 29,	February 28,	Change
	2008	2007	%	2008	2007	%

($000’s Cdn except per share amounts)
Operations:
Service revenue	763,182	685,730	11.3	1,507,010	1,356,736	11.1
Service operating income before amortization(1)	349,711	303,038	15.4	682,620	602,825	13.2
Funds flow from operations (2)	304,293	252,412	20.6	590,635	496,348	19.0
Net income	298,848	79,751	274.7	411,071	160,889	155.5
Per share data:
Earnings per share — basic	$0.69	$0.18		$0.95	$0.37
— diluted	$0.69	$0.18		$0.94	$0.37
Weighted average participating shares outstanding during period (000’s)	431,844	431,965		431,797	431,011

(1)	See definition under Key Performance Drivers in Management’s Discussion and Analysis.

(2)	Funds flow from operations is before changes in non-cash working capital balances related to operations as presented in the unaudited interim Consolidated Statements of Cash Flows.
Subscriber Highlights

		Growth
	Total	Three months ended		Six months ended
	February 29,	February 29,	February 28,	February 29,	February 28,
	2008	2008	2007	2008	2007

Subscriber statistics:
Basic cable customers	2,241,503	6,524	6,625	14,662	19,289
Digital customers	850,642	48,006	28,641	87,502	53,972
Internet customers (including pending installs)	1,517,992	31,517	40,694	66,236	76,571
DTH customers	886,106	4,977	928	6,521	3,354
Digital phone lines (including pending installs)	492,232	56,536	41,721	106,875	79,918

Shaw Communications Inc.
Additional Highlights
•	Consolidated service revenue of $763.2 million and $1.51 billion for the three and six month periods, respectively, improved 11.3% and 11.1% over the comparable periods last year. Total service operating income before amortization of $349.7 million and $682.6 million increased by 15.4% and 13.2% respectively over the same periods.

•	The Company attained customer growth across all business lines in the second quarter. Digital Phone lines grew by 56,536 to 492,232. Internet and Digital customers increased by 31,517 to 1,517,992 and 48,006 to 850,642, respectively. Basic cable subscribers were up 6,524 to 2,241,503 and DTH customers were up 4,977 to 886,106.

•	Consolidated free cash flow[1] of $138.4 million and $228.2 million for the three and six month periods, respectively, compares to $100.4 million and $176.5 million in the same periods last year.

•	On January 30, 2008, the Company redeemed all of its outstanding $100 million 8.54% Series B Canadian Originated Preferred Securities (“COPrS”).
Consolidated Overview
Consolidated service revenue of $763.2 million and $1.51 billion for the three and six month periods, respectively, improved by 11.3% and 11.1% over the same periods last year. The improvement was primarily due to customer growth and rate increases. Consolidated service operating income before amortization for the three month and six month periods improved 15.4% and 13.2%, respectively, over the comparable periods to $349.7 and $682.6 million. The increase was driven by improved revenue and the elimination of the CRTC Part II fees during the first quarter, partially offset by higher employee and other costs related to growth.
Net income was $298.8 million and $411.1 million for the three and six months ended February 29, 2008 compared to $79.8 million and $160.9 million for the same periods last year. Non- operating items affected net income in all periods, the most significant of which was a tax recovery of approximately $188.0 million reflected in the current quarter related to reductions in enacted income tax rates. Outlined below are further details on these and other operating and non-operating components of net income for each quarter.

1	See definitions and discussion under Key Performance Drivers in Management’s Discussion and Analysis.

Shaw Communications Inc.

	Six months ended			Six months ended
		Operating net			Operating net
($000’s Cdn)	February 29, 2008	of interest	Non-operating	February 28, 2007	of interest	Non-operating

Operating income	430,023			367,505
Amortization of financing costs — long-term debt	(1,863)			—
Interest expense — debt	(117,227)			(123,438)

Operating income after interest	310,933	310,933	—	244,067	244,067	—
Gain on sale of investment	—	—	—	415	—	415
Debt retirement costs	(5,264)	—	(5,264)	—	—	—
Other gains	25,518	—	25,518	562	—	562

Income before income taxes	331,187	310,933	20,254	245,044	244,067	977
Income tax expense (recovery)	(79,820)	101,322	(181,142)	84,356	84,120	236

Income before following	411,007	209,611	201,396	160,688	159,947	741
Equity income on investee	64	—	64	201	—	201

Net income	411,071	209,611	201,460	160,889	159,947	942

	Three months ended			Three months ended
		Operating net			Operating net
($000’s Cdn)	February 29, 2008	of interest	Non-operating	February 28, 2007	of interest	Non-operating

Operating income	224,142			183,735
Amortization of financing costs — long-term debt	(884)			—
Interest expense — debt	(57,511)			(61,597)

Operating income after interest	165,747	165,747	—	122,138	122,138	—
Debt retirement costs	(5,264)	—	(5,264)	—	—	—
Other gains	1,983	—	1,983	1,045	—	1,045

Income (loss) before income taxes	162,466	165,747	(3,281)	123,183	122,138	1,045
Income tax expense (recovery)	(136,402)	52,625	(189,027)	43,530	43,209	321

Income before following	298,868	113,122	185,746	79,653	78,929	724
Equity income (loss) on investee	(20)	—	(20)	98	—	98

Net income	298,848	113,122	185,726	79,751	78,929	822

Shaw Communications Inc.
The changes in net income are outlined in the table below.

	Increase (decrease) of February 29, 2008
	net income compared to:
	Three months ended		Six months ended
	November 30, 2007	February 28, 2007	February 28, 2007

($millions Cdn)
Increased service operating income before amortization	16,802	46,673	79,795
Decreased (increased) amortization	1,554	(7,150)	(19,140)
Decreased interest expense	2,205	4,086	6,211
Change in net other costs and revenue (1)	(26,920)	(4,444)	19,140
Decreased income taxes	192,984	179,932	164,176

	186,625	219,097	250,182

(1)	Net other costs and revenue include: gain on sale of investments, debt retirement costs, other gains and equity income (loss) on investee as detailed in the unaudited interim Consolidated Statements of Income and Deficit.
Basic earnings per share were $0.69 and $0.95 for the quarter and six months, respectively, which represents a $0.51 and $0.58 improvement over the same periods last year. The current three and six month periods benefitted from lower income taxes as a result of a $188.0 million future tax recovery reflected in the current quarter related to reductions in corporate income tax rates, improved service operating income before amortization of $46.7 million and $79.8 million, in the respective periods, as well as reduced interest costs of $4.1 million and $6.2 million, respectively. The current six month period also benefitted from improved net other costs and revenue due to a $22.3 million net duty recovery related to satellite receiver importations. These improvements to net income were partially offset by increased amortization in each of the current periods of $7.2 million and $19.1 million, respectively.
Net income in the current quarter was up $186.6 million over the first quarter of fiscal 2008. The increase was primarily due to the income tax recovery reflected in the current period. Service operating income improved $16.8 million in the current quarter mainly due to customer growth, although this was offset as the prior quarter benefitted from a net duty recovery of $22.3 million.
Funds flow from operations was $304.3 million in the second quarter compared to $252.4 million in the comparable quarter, and on a year-to-date basis was $590.6 million compared to $496.3 million in 2007. The improvement over the comparative periods was principally due to increased service operating income before amortization and reduced interest expense.
Consolidated free cash flow for the quarter of $138.4 million improved $38.0 million over the same period last year and on a year-to-date basis was up $51.7 million over last year to $228.2 million. The growth over the respective three and six month periods was principally due to increased service operating income before amortization of $46.7 million and $79.8 million, respectively, partially offset by increased capital investment of $12.7 million and $34.3 million, respectively. The Cable division generated $98.0 million of free cash flow for the quarter compared to $70.6 million in the comparable period. The Satellite division achieved free cash flow of $40.4 million for the quarter compared to free cash flow of $29.7 million in the same period last year.

Shaw Communications Inc.
In November, 2007 Shaw received approval from the TSX to renew its normal course issuer bid to purchase its Class B Non-Voting Shares for a further one year period. The Company’s normal course issuer bid will expire on November 18, 2008 and Shaw is authorized to repurchase up to 35,600,000 Class B Non-Voting Shares. In the current quarter, the Company repurchased 1,722,800 Class B Non-Voting Shares for $32.0 million.
In January 2008, the Company implemented a dividend reinvestment plan (“DRIP”) which provides a convenient and cost effective method to reinvest dividends in Class B Non-Voting Participating shares.
On January 30, 2008 the Company redeemed all of its outstanding $100 million 8.54% Series B COPrS. The redemption price included a premium of 4.27% in accordance with the terms of the securities.
In March 2008, Shaw submitted an application for the upcoming Auction of Spectrum Licenses for Advanced Wireless Services and plans to bid on licenses as it deems appropriate. The purchase of any licenses will be funded by the Company’s free cash flow and, as may be required, the existing bank credit facility.
Key Performance Drivers
The Company’s continuous disclosure documents may provide discussion and analysis of non-GAAP financial measures. These financial measures do not have standard definitions prescribed by Canadian GAAP or US GAAP and therefore may not be comparable to similar measures disclosed by other companies. The Company utilizes these measures in making operating decisions and assessing its performance. Certain investors, analysts and others, utilize these measures in assessing the Company’s operational and financial performance and as an indicator of its ability to service debt and return cash to shareholders. These non-GAAP financial measures have not been presented as an alternative to net income or any other measure of performance required by Canadian or US GAAP.
The following contains a listing of non-GAAP financial measures used by the Company and provides a reconciliation to the nearest GAAP measurement or provides a reference to such reconciliation.
Service operating income before amortization and operating margin
Service operating income before amortization is calculated as service revenue less operating, general and administrative expenses and is presented as a sub-total line item in the Company’s unaudited interim Consolidated Statements of Income and Deficit. It is intended to indicate the Company’s ability to service and/or incur debt, and therefore it is calculated before amortization (a non-cash expense) and interest. Service operating income before amortization is also one of the measures used by the investing community to value the business. Operating margin is calculated by dividing service operating income before amortization by service revenue.
Free cash flow
The Company utilizes this measurement as it measures the Company’s ability to repay debt and return cash to shareholders. Free cash flow for cable and satellite is calculated as service operating income before amortization, less interest, cash taxes paid or payable on net income,

Shaw Communications Inc.
capital expenditures (on an accrual basis) and equipment costs (net). Consolidated free cash flow is calculated as follows:

	Three months ended		Six months ended
	February 29,	February 28,	February 29,	February 28,
	2008	2007	2008	2007

($000’s Cdn)
Cable free cash flow (1)	97,976	70,615	158,402	115,060
Combined satellite free cash flow (1)	40,427	29,735	69,785	61,427

Consolidated	138,403	100,350	228,187	176,487

(1)	Reconciliations of free cash flow for both cable and satellite are provided under “Cable — Financial Highlights” and “Satellite — Financial Highlights”.
CABLE
FINANCIAL HIGHLIGHTS

	Three months ended			Six months ended
	February 29,	February 28,	Change	February 29,	February 28,	Change
	2008	2007	%	2008	2007	%

($000’s Cdn)
Service revenue (third party)	581,849	514,416	13.1	1,147,327	1,013,611	13.2

Service operating income before amortization (1)	284,020	244,164	16.3	556,767	481,933	15.5
Less:
Interest expense	49,709	51,465	(3.4)	100,712	102,855	(2.1)

Cash flow before the following:	234,311	192,699	21.6	456,055	379,078	20.3

Capital expenditures and equipment costs (net):
New housing development	20,413	22,632	(9.8)	49,283	45,125	9.2
Success based	19,612	17,588	11.5	43,448	37,916	14.6
Upgrades and enhancement	64,876	61,051	6.3	139,863	138,199	1.2
Replacement	14,555	9,207	58.1	29,350	18,489	58.7
Buildings/other	16,879	11,606	45.4	35,709	24,289	47.0

Total as per Note 2 to the unaudited interim Consolidated Financial Statements	136,335	122,084	11.7	297,653	264,018	12.7

Free cash flow (1)	97,976	70,615	38.7	158,402	115,060	37.7

Operating margin	48.8%	47.5%	1.3	48.5%	47.5%	1.0

(1)	See definitions and discussion under Key Performance Drivers in Management’s Discussion and Analysis.
Operating Highlights
•	The Digital Phone footprint grew in the quarter with launches in Moose Jaw, Saskatchewan; Thunder Bay and Sault Ste. Marie, both in Ontario; as well as continued expansion of the surrounding areas of Victoria and Vancouver, British Columbia. The service is now available to approximately 90% of homes passed.
•	Digital Phone lines were up 56,536 customers increasing to 492,232. Most recently Shaw surpassed 500,000 Digital Phone lines. Basic cable subscribers increased during the quarter by 6,524 to 2,241,503, and Digital customers grew by 48,006 to 850,642.
•	During the quarter Shaw reached 1,500,000 Internet customers adding 31,517 Internet customers in the three month period to total 1,517,992 as at February 29, 2008. Internet penetration of Basic now stands at 67.7% up from 65.2% at August 31, 2007.

Shaw Communications Inc.
Cable service revenue for the three and six month periods of $581.8 million and $1.15 billion, respectively, improved 13.1% and 13.2% over the same periods last year. Customer growth and rate increases accounted for the increase. Service operating income before amortization of $284.0 million and $556.8 million, respectively, increased 16.3% and 15.5% over the comparable three and six month periods. The increases were driven by revenue related growth, continued strengthening of Digital Phone margins and elimination of Part II fees in the first quarter. These were partially offset by higher employee related costs and other expenses related to business growth, including equipment maintenance and support and increased marketing activities.
Service revenue was up 2.9% or $16.4 million over the first quarter of fiscal 2008 primarily due to customer growth. Service operating income before amortization improved 4.1% or $11.3 million over this same period primarily due to the revenue related growth.
Total capital investment of $136.3 million and $297.7 million for the quarter and year-to-date respectively, increased $14.3 million and $33.6 million over the comparable periods last year.
Investment in Buildings and Other was up $5.3 million and $11.4 million for the quarter and year-to-date, respectively, over the same periods last year. The increase was primarily due to investments in various facilities projects including a number of building renovations as well as new construction.
The Replacement and Upgrades and enhancement categories combined were up $9.2 million and $12.5 million for the quarter and year-to-date, respectively, over the same periods last year. These increased investments continue to expand plant capacity to support customer growth and demand. The current periods also include costs related to a new call centre solution. Shaw plans to replace its existing call centre telephone infrastructure during the current year with an enhanced platform to provide expanded operational capabilities in order to continue to improve overall customer experience.
New housing development capital declined $2.2 million over the comparable three month period and on a year-to-date basis was up $4.2 million. The decline was mainly due to reduced purchasing required in the quarter due to bulk purchases made in the first quarter of the current year. The six month period was up mainly due to more construction activity.
Success-based capital increased over the comparable three and six month periods by $2.0 million and $5.5 million, respectively. Internet and Digital success-based capital was up as a result of promotional pricing on modems and certain digital equipment as well as increased sales volume of digital equipment, all of which were partially offset by reduced Digital Phone success-based capital mainly due to lower pricing on the customer premise equipment.
During the quarter the Company launched PowerBoost for its High Speed and Xtreme-I Internet products. PowerBoost is a temporary speed burst which enhances small downloads making it even faster to now download music, pictures, videos and software updates.
Digital and On-Demand services continued to grow with the Digital customer base increasing 6% in the quarter and over 11% since August 31, 2007. Shaw now has over 850,000 Digital

Shaw Communications Inc.
customers including 270,000 with HD capabilities. During the quarter the Company added NASCAR Hotpass and Speed HD to its Digital and HD channel line-up.
Subscriber Statistics

			February 29, 2008
			Three months ended		Six months ended
	February 29,	August 31,		Change		Change
	2008	2007	Growth	%	Growth	%

CABLE:
Basic service:
Actual	2,241,503	2,226,841	6,524	0.3	14,662	0.7
Penetration as % of homes passed	64.4%	64.6%
Digital terminals	1,139,365	1,016,564	66,336	6.2	122,801	12.1
Digital customers	850,642	763,140	48,006	6.0	87,502	11.5

INTERNET:
Connected and scheduled	1,517,992	1,451,756	31,517	2.1	66,236	4.6
Penetration as % of basic	67.7%	65.2%
Standalone Internet not included in basic cable	206,114	182,569	12,940	6.7	23,545	12.9

DIGITAL PHONE:
Number of lines(1)	492,232	385,357	56,536	13.0	106,875	27.7

(1)	Represents primary and secondary lines on billing plus pending installs.

Shaw Communications Inc.
SATELLITE (DTH and Satellite Services)
Financial Highlights

	Three months ended			Six months ended
	February 29,	February 28,	Change	February 29,	February 28,	Change
	2008	2007	%	2008	2007	%

($000’s Cdn)
Service revenue (third party)
DTH (Star Choice)	159,296	150,293	6.0	315,563	300,485	5.0
Satellite Services	22,037	21,021	4.8	44,120	42,640	3.5

	181,333	171,314	5.8	359,683	343,125	4.8

Service operating income before amortization (1)
DTH (Star Choice)	53,522	47,579	12.5	101,472	97,261	4.3
Satellite Services	12,169	11,295	7.7	24,381	23,631	3.2

	65,691	58,874	11.6	125,853	120,892	4.1

Less:
Interest expense (2)	7,454	9,776	(23.8)	15,817	19,870	(20.4)

Cash flow before the following:	58,237	49,098	18.6	110,036	101,022	8.9

Capital expenditures and equipment costs (net):
Success based (3)	16,310	13,970	16.8	37,854	32,361	17.0
Transponders and other	1,500	5,393	(72.2)	2,397	7,234	(66.9)

Total as per Note 2 to the unaudited interim Consolidated Financial Statements	17,810	19,363	(8.0)	40,251	39,595	1.7

Free cash flow (1)	40,427	29,735	36.0	69,785	61,427	13.6

Operating Margin	36.2%	34.4%	1.8	35.0%	35.2%	(0.2)

(1)	See definitions and discussion under Key Performance Drivers in Management’s Discussion and Analysis.

(2)	Interest is allocated to the Satellite division based on the actual cost of debt incurred by the Company to repay Satellite debt and to fund accumulated cash deficits of Shaw Satellite Services and Star Choice.

(3)	Net of the profit on the sale of satellite equipment as it is viewed as a recovery of expenditures on customer premise equipment.
Operating Highlights
•	Free cash flow of $40.4 million for the quarter improved $10.7 million over the same period last year.
•	During the quarter Star Choice added 4,977 customers and as at February 29, 2008 customers now total 886,106.
Service revenue of $181.3 was up 5.8% over the same quarter last year and the year-to-date total of $359.7 increased 4.8% over the comparable period. The improvement was primarily due to rate increases and customer growth. Effective January 1, 2008 Star Choice implemented rate increases on a number of packages applicable to approximately 50% of its customers which generate additional revenue of approximately $1.0 million per month. Service operating income before amortization improved 11.6% and 4.1% over the comparable three and six month periods, respectively, to $65.7 million and $125.9 million. The revenue related growth in both periods was partially reduced by higher employee costs, while the year-to-date period also included increased marketing and sales related activities. The impact of the elimination of CRTC Part II fees in the current periods was offset on a comparative basis as a result of the recovery of provisions related to certain contractual matters in the same periods last year.

Shaw Communications Inc.
Service revenue increased 1.7% over the first quarter of fiscal 2008 primarily due to rate increases implemented in January. Service operating income before amortization improved 9.2% over this same period mainly due to revenue growth and reduced marketing and sales related expenses.
Capital investment of $17.8 million for the quarter compared to $19.4 million in the same period last year. On a year-to-date basis spending of $40.3 million compared to $39.6 million. Quarterly and year-to-date success based capital increased $2.3 million and $5.5 million, respectively, over the comparable periods last year, while spending in Transponders and other declined $3.9 million on a quarterly basis and $4.8 million for the six month period.
Success-based capital was up primarily due to higher cost customer equipment as a result of favorable pricing in the prior periods and increased activations. The year-to-date increase was partially offset by a duty recovery received in the first quarter.
The quarterly and year-to-date declines in Transponders and other was primarily due to investments made in the comparable periods to upgrade certain Satellite Service technology and office equipment to support call centre expansions.
During the quarter Star Choice added additional HD channels including Speed HD that puts viewers right in the racing action and now carries a total of 36 HD channels that are available to over 200,000 HD capable customers.
Subscriber Statistics

			February 29, 2008
			Three months ended		Six months ended
	February 29,	August 31,		Change		Change
	2008	2007	Growth	%	Growth	%

Star Choice customers (1)	886,106	879,585	4,977	0.6	6,521	0.7

(1)	Including seasonal customers who temporarily suspend their service.

Shaw Communications Inc.
OTHER INCOME AND EXPENSE ITEMS:
Amortization

	Three months ended			Six months ended
	February 29,	February 28,	Change	February 29,	February 28,	Change
	2008	2007	%	2008	2007	%

($000’s Cdn)
Amortization revenue (expense) —
Deferred IRU revenue	3,136	3,136	—	6,273	6,273	—
Deferred equipment revenue	31,525	25,771	22.3	61,104	48,989	24.7
Deferred equipment costs	(55,468)	(50,166)	10.6	(112,339)	(99,136)	13.3
Deferred charges	(256)	(1,236)	(79.3)	(512)	(2,473)	(79.3)
Property, plant and equipment	(104,506)	(96,808)	8.0	(207,123)	(188,973)	9.6

The increase in amortization of deferred equipment revenue and deferred equipment costs over the comparative periods is primarily due to continued growth in higher priced HD digital equipment as well as the price increases implemented by Shaw on this equipment in the latter part of 2006.
Amortization of deferred charges decreased as a result of the adoption of CICA Handbook Section 3855, “Financial Instruments — Recognition and Measurement”. The Company previously recorded debt issuance costs as deferred charges and amortized them on a straight-line basis over the term of the related debt. Under the new standard, transaction and financing costs associated with issuance of debt securities are now netted against the related debt instrument and amortized to income using the effective interest rate method. The Company records the amortization of such transaction costs as amortization of financing costs as shown below.
Amortization of property, plant and equipment increased as the amortization of capital expenditures incurred in fiscal 2007 and 2008 exceeded the impact of assets that became fully depreciated.
Amortization of financing costs and Interest expense

	Three months ended			Six months ended
	February 29,	February 28,	Change	February 29,	February 28,	Change
	2008	2007	%	2008	2007	%

($000’s Cdn)
Amortization of financing costs — long-term debt	884	—	—	1,863	—	—
Interest expense — debt	57,511	61,597	(6.6)	117,227	123,438	(5.0)

Amortization of financing costs on long-term debt arises on the adoption of the aforementioned accounting standard for financial instruments.
Interest expense decreased over the comparative periods as a result of lower average debt levels. In addition, the six month period of fiscal 2008 benefited from interest earned on short-term investments as a portion of the proceeds from the $400 million senior unsecured notes issued in March 2007 was invested in short-term deposits pending the repayment of the 7.4% notes at maturity in October 2007.

Shaw Communications Inc.
Debt retirement costs
On January 30, 2008, the Company redeemed its Cdn $100 million 8.54% COPrS. In connection with the early redemption, the Company incurred costs of $4,272 and wrote-off the remaining deferred financing charges of $992.
Other gains
This category generally includes realized and unrealized foreign exchange gains and losses on US dollar denominated current assets and liabilities, gains and losses on disposal of property, plant and equipment and the Company’s share of the operations of Burrard Landing Lot 2 Holdings Partnership (“the Partnership”). In the first quarter of the current year, other gains also includes a net customs duty recovery of $22.3 million related to satellite receiver importations in prior years.
Future income taxes
Future income taxes decreased over the comparative periods primarily due to the impact of income tax recoveries related to reductions in corporate income tax rates partially offset by increased taxes on higher pre-tax income. In the second quarter of the current year, the Company recorded $188.0 million in respect of reductions in corporate income tax rates.
RISKS AND UNCERTAINTIES
There have been no material changes in any risks or uncertainties facing the Company since August 31, 2007. A discussion of risks affecting the Company and its business is set forth in the Company’s August 31, 2007 Annual Report under the Introduction to the Business — Known Events, Trends, Risks and Uncertainties in Management’s Discussion and Analysis.
FINANCIAL POSITION
Total assets at February 29, 2008 were $8.1 billion compared to $8.2 billion at August 31, 2007. Following is a discussion of significant changes in the consolidated balance sheet since August 31, 2007.
Current assets declined $144.6 million due to a decrease in cash and cash equivalents of $165.3 million which was partially offset by an increase in accounts receivable of $17.8 million. Cash and cash equivalents decreased as short-term deposits were used towards the repayment of the 7.4% senior unsecured notes at maturity. Accounts receivable increased due to cable subscriber growth, DTH rate increases and increased shipments to retailers.
Property, plant and equipment increased $74.7 million as current year capital expenditures exceeded amortization.
Deferred charges decreased $8.6 million primarily due to a reduction of $30.7 million upon adoption of a new accounting standard for financial instruments partially offset by an increase in deferred equipment costs of $22.4 million. Under the new accounting standard, transaction and financing costs associated with issuance of debt securities are now netted against the related debt instrument. Previously, such costs were recorded as deferred charges.

Shaw Communications Inc.
Current liabilities (excluding current portion of long-term debt and derivative instruments) increased $74.9 million due to increases in bank indebtedness of $37.6 million and accounts payable of $34.0 million. Accounts payable increased primarily due to short-term financing for certain capital expenditures and increased network fees associated with subscriber growth, new services and network rate increases.
Total long-term debt decreased $422.9 million as a result of the repayment of the $296.8 million senior unsecured notes at maturity, redemption of the $100.0 million 8.54% Series B COPrS, a decrease of $69.3 million relating to the translation of hedged US denominated debt and a decrease of $26.7 million in respect of the adoption of the aforementioned accounting standard for financial instruments, all of which were partially offset by a net increase in bank borrowings of $70.0 million.
Other long-term liability increased due to the current year defined benefit pension plan expense.
Derivative instruments (including current portion) of $592.5 million arise on adoption of a new accounting standard for financial instruments which requires all derivative instruments be recorded at fair value in the balance sheet. This resulted in an increase of $526.7 million of which, $456.1 million was a reclassification from deferred credits in respect of cross-currency interest rate swaps and is the difference between the value of US denominated debt translated at the period end exchange rate and hedge rates. The remaining $70.6 million, net of tax, was charged to opening accumulated other comprehensive income. During the six months ended February 29, 2008, an additional $65.9 million was recorded, of which $69.3 million was in respect of the foreign exchange loss on the notional amounts of the derivatives relating to hedges on long-term debt.
Deferred credits decreased by $448.5 million primarily due to a $459.7 million decrease on adoption of the aforementioned accounting standard for financial instruments partially offset by an increase in deferred equipment revenue of $17.1 million. Future income taxes decreased by $91.9 million due to the income tax recoveries related to reductions in corporate income tax rates partially offset by the future income tax expense recorded in the current year.
Share capital increased by $13.6 million primarily due to the issuance of 1,264,553 Class B Non-Voting Shares under the Company’s option plan for $20.8 million and the repurchase of 1,722,800 Class B Non-Voting Shares for $32.0 million of which $8.7 million reduced stated share capital and $23.3 million was charged to the deficit. As of March 31, 2008, share capital is as reported at February 29, 2008 with the exception of the issuance of 51,984 Class B Non-Voting Shares upon exercise of options subsequent to the quarter end. Contributed surplus increased due to stock-based compensation expense recorded in the current year.
LIQUIDITY AND CAPITAL RESOURCES
In the current year, the Company generated $228.2 million of consolidated free cash flow. Shaw used its free cash flow along with cash and cash equivalents of $165.3 million, proceeds on issuance of Class B Non-Voting Shares of $20.8 million, the net increase in debt and bank

Shaw Communications Inc.
indebtedness of $107.7 million, refunds received on a net customs duty recovery of $22.3 million, net change in working capital cash requirements related to capital expenditures of $21.4 million, and other net items of $12.1 million to redeem the $100.0 million 8.54% COPrS, repay the $296.8 million 7.4% senior unsecured notes at maturity, purchase $32.0 million of Class B Non-Voting Shares for cancellation and pay common share dividends of $149.0 million.
On November 15, 2007, Shaw received the approval of the TSX to renew its normal course issuer bid to purchase its Class B Non-Voting Shares for a further one year period. The Company is authorized to acquire up to 35,600,000 Class B Non-Voting Shares, representing approximately 10% of the public float of Class B Non-Voting Shares, during the period November 19, 2007 to November 18, 2008. In the current quarter, the Company repurchased 1,722,800 Class B Non-Voting Shares for $32.0 million.
At February 29, 2008, Shaw had access to $941.8 million of available credit facilities. Subsequent to quarter end, the Company used $400.6 million of the credit facility to issue a letter of credit to Industry Canada as a deposit in conjunction with the Auction for Spectrum Licenses for Advanced Wireless Services. Based on available credit facilities and forecasted free cash flow, the Company expects to have sufficient liquidity to fund operations and obligations during the current fiscal year. On a longer-term basis, Shaw expects to generate free cash flow and have borrowing capacity sufficient to finance foreseeable future business plans and to refinance maturing debt.
CASH FLOW
Operating Activities

	Three months ended			Six months ended
	February 29,	February 28,	Change	February 29,	February 28,	Change
	2008	2007	%	2008	2007	%

($000’s Cdn)
Funds flow from operations	304,293	252,412	20.6	590,635	496,348	19.0
Net decrease (increase) in non-cash working capital balances related to operations	(3,539)	37,989	(109.3)	(3,726)	(23,356)	84.0

	300,754	290,401	3.6	586,909	472,992	24.1

Funds flow from operations increased over comparative quarter primarily due to growth in service operating income before amortization and lower interest expense. The net change in non-cash working capital balances over the comparative periods is mainly due to timing of payment of accounts payable and accrued liabilities.
Investing Activities

	Three months ended			Six months ended
	February 29,	February 28,		February 29,	February 28,
	2008	2007	Decrease	2008	2007	Decrease

($000’s Cdn)
Cash flow used in investing activities	(155,807)	(166,920)	11,113	(298,347)	(368,600)	70,253

Shaw Communications Inc.
The cash used in investing activities decreased over the comparative quarter due to a lower cash outlay for capital expenditures. The cash outlay in the comparative six month period was higher primarily due to the cable business acquisitions in the first quarter of last year.
Financing Activities
The changes in financing activities during the comparative periods were as follows:

	Three months ended		Six months ended
	February 29,	February 28,	February 29,	February 28,
	2008	2007	2008	2007

(In $millions Cdn)
Bank loans and bank indebtedness — net borrowings (repayments)	62.9	(115.8)	107.7	(73.2)
Repayment of senior unsecured notes	—	—	(296.8)	—
Redemption of Cdn 8.54% Series B COPrS	(100.0)	—	(100.0)	—
Dividends	(77.7)	(54.0)	(149.0)	(86.2)
Repayment of Partnership debt	(0.1)	(0.1)	(0.2)	(0.2)
Debt retirement costs	(4.3)	—	(4.3)	—
Issue of Class B Non-Voting Shares	6.3	46.4	20.8	55.2
Purchase of Class B Non-Voting Shares for cancellation	(32.0)	—	(32.0)	—

	(144.9)	(123.5)	(453.8)	(104.4)

SUPPLEMENTARY QUARTERLY FINANCIAL INFORMATION

		Service operating			Funds flow
	Service	income before		Basic earnings	from
	revenue	amortization(1)	Net income	per share(2)	operations(3)

($000’s Cdn except per share amounts)
2008
Second	763,182	349,711	298,848	0.69	304,293
First	743,828	332,909	112,223	0.26	286,342

2007
Fourth	715,471	326,052	135,932	0.31	272,545
Third	702,238	310,748	91,658	0.21	259,470
Second	685,730	303,038	79,751	0.18	252,412
First	671,006	299,787	81,138	0.19	243,936

2006
Fourth	631,888	275,127	210,369	0.49	220,617
Third	626,654	279,544	126,410	0.29	221,099

(1)	See definition and discussion under Key Performance Drivers in Management’s Discussion and Analysis.

(2)	Diluted earnings per share equals basic earnings per share except in the fourth quarter of 2006 where diluted earnings per share is $0.48.

(3)	Funds flow from operations is presented before changes in net non-cash working capital balances related to operations as presented in the unaudited interim Consolidated Statements of Cash Flows.
Generally, service revenue and service operating income before amortization have grown quarter-over-quarter mainly due to customer growth and rate increases. Net income has generally trended positively quarter-over-quarter as a result of the growth in service operating income before amortization described above, reductions of interest expense as a result of debt

Shaw Communications Inc.
repayment and retirement, the impact of the net change in non-operating items such as gains on sale of investments, other gains, debt retirement costs and the impact of corporate income tax rate reductions. The exceptions to the consecutive quarter-over-quarter increases in net income are the first and second quarters of 2007 and first quarter of 2008. Net income declined by $129.2 million in the first quarter of 2007 and by $23.7 million in the first quarter of 2008 due to income tax recoveries primarily related to reductions in corporate income tax rates which contributed $150.0 million and $35.5 million to net income in the fourth quarters of 2006 and 2007, respectively. The decline related to income taxes in the first quarter of 2008 was partially offset by a net customs duty recovery of $22.3 million in respect of satellite receiver importations in prior years. The decline in the second quarter of 2007 was marginal. The second quarter of 2008 also benefitted from an income tax recovery which contributed $188.0 million to net income. As a result of the aforementioned changes in net income, basic and diluted earnings per share have trended accordingly.
ACCOUNTING STANDARDS
Update to critical accounting policies and estimates
The Management’s Discussion and Analysis (“MD&A”) included in the Company’s August 31, 2007 Annual Report outlined critical accounting policies including key estimates and assumptions that management has made under these policies and how they affect the amounts reported in the Consolidated Financial Statements. The MD&A also describes significant accounting policies where alternatives exist. Also described therein were several new accounting policies that the Company was required to adopt in fiscal 2008 as a result of changes in Canadian accounting pronouncements. The unaudited interim Consolidated Financial Statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements other than as set out below.
Financial instruments
The Company has adopted CICA Handbook Sections 3855, “Financial Instruments — Recognition and Measurement”, 3861, “Financial Instruments — Disclosure and Presentation”, 3865, “Hedges”, 1530, “Comprehensive Income” and 3251, “Equity”. These new standards address when a company should recognize a financial instrument on its balance sheet and how the instrument should be measured once recognized.
Adoption of these standards was effective September 1, 2007 on a retrospective basis without restatement of prior periods, except for the reclassification of equity balances to reflect Accumulated Other Comprehensive Income which included foreign currency translation adjustments.
On adoption of Section 1530, a new statement entitled “Consolidated Statements of Comprehensive Income (Loss)” was added to the Company’s consolidated financial statements and includes net income (loss) as well as other comprehensive income (loss). Comprehensive income (loss) is comprised of net income (loss), changes in the fair value of derivative instruments designated as cash flow hedges and the net unrealized foreign currency translation gain (loss) from self sustaining foreign operations, which was previously classified as a separate component of shareholders’ equity. Accumulated other comprehensive income (loss) forms part of shareholders’ equity.

Shaw Communications Inc.
In addition, the Company classified all financial instruments into one of the following five categories: 1) “loans and receivables”, 2) “assets held-to-maturity”, 3) “assets available-for-sale”, 4) “financial liabilities”, and 5) “held-for-trading”. None of the Company’s financial instruments have been classified as held-to-maturity or held-for-trading. Financial instruments designated as “available-for-sale” are carried at their fair value while financial instruments such as “loans and receivables” and “financial liabilities” will be carried at amortized cost. Certain private investments where market value is not readily determinable will continue to be carried at cost.
All derivatives, including embedded derivatives that must be separately accounted for, are measured at fair value in the balance sheet. The transition date for the assessment of embedded derivatives was September 1, 2002. The changes in fair value of cash flow hedging derivatives are recorded in other comprehensive income (loss), to the extent effective, until the variability of cash flows relating to the hedged asset or liability is recognized in the consolidated statements of income. Any hedge ineffectiveness will be recognized in net income (loss) immediately.
Transaction and financing costs associated with issuance of debt securities are now netted against the related debt instrument and amortized to income using the effective interest rate method. Accordingly, long-term debt, net of issue costs, accretes over time to the principal amount that will be owing at maturity. The Company previously recorded debt issuance costs as deferred charges and amortized them on a straight-line basis over the term of the related debt.

Shaw Communications Inc.
The impact on the Consolidated Balance Sheets as at September 1, 2007 and February 29, 2008 and on the Consolidated Statements of Income and Retained Earnings (Deficit) for three and six months ended February 29, 2008 is as follows:

	Increase (decrease)
	February 29,	September 1,
	2008	2007
	$	$

($000’s Cdn)
Consolidated balance sheets:
Deferred charges	(27,377)	(30,746)
Current portion of derivative instruments	5,053	5,119
Long-term debt	(26,666)	(29,681)
Derivative instruments	587,484	521,560
Deferred credits	(528,431)	(459,656)
Future income taxes	(12,075)	(12,615)
Deficit	(1,627)	(1,754)
Accumulated other comprehensive loss	55,369	57,227

Increase (decrease) in deficit:
Adjusted for adoption of new accounting policy	(1,754)	(1,754)
Decrease in net income	127	—

	(1,627)	(1,754)

	Increase (decrease) in net income
	February 29, 2008
	Three months ended	Six months ended
	$	$

($000’s Cdn except per share amount)
Consolidated statement of income:
Decrease in amortization of deferred charges	947	1,969
Increase in amortization of financing costs — long-term debt	(884)	(1,863)
Increase in interest expense — debt	(58)	(13)
Increase in debt retirement costs	(252)	(252)
Decrease in income tax expense	59	32

Decrease in net income	(188)	(127)

Decrease in earnings per share:	—	—

2008 GUIDANCE
The Company’s preliminary view with respect to 2008 guidance was provided coincident with the release of its fourth quarter 2007 results on October 26, 2007. Results in the first half of the year put Shaw on track to achieve free cash flow of approximately $450 million. The Company anticipates that solid performance will continue through the remainder of the fiscal year and is updating the preliminary guidance for service operating income before amortization and expects it to grow in an approximate range of 13% - 15%. This updated guidance reflects the elimination of the CRTC Part II fee accrual and rate increases in the Cable division which will be partially implemented in the third quarter and fully implemented in the fourth quarter. Once fully implemented this rate increase will generate incremental revenues of approximately $20 million/quarter. Capital expenditures are now forecasted to exceed $700 million as Shaw plans to accelerate certain major facilities projects.

Shaw Communications Inc.
Certain important assumptions for 2008 guidance purposes include: customer growth continues generally in line with historical trends; stable pricing environment for Shaw’s products relative to today’s rates; no significant market disruption or other significant changes in competition or regulation that would have a material impact; no cash income taxes to be paid or payable in 2008; no significant deterioration in economic conditions; and a stable regulatory fee and rate environment, with no CRTC Part II fees payable.
The cost to purchase any licenses in the upcoming Auction of Spectrum Licenses for Advanced Wireless Services is still to be determined. The purchase of such licenses will be funded by the Company’s free cash flow and, as may be required, the existing bank credit facility. Free cash flow will be used this year to pay dividends, repurchase shares and fund this strategic acquisition. Debt may increase depending on the amount of spending on this initiative.
See the section below entitled “Caution Concerning Forward-Looking Statements”.
CAUTION CONCERNING FORWARD-LOOKING STATEMENTS
Certain statements included and incorporated by reference herein may constitute forward-looking statements. Such forward-looking statements involve risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used, the words “anticipate”, “believe”, “expect”, “plan”, “intend”, “target”, “guideline”, “goal”, and similar expressions generally identify forward-looking statements. These forward-looking statements include, but are not limited to, references to future capital expenditures (including the amount and nature thereof), financial guidance for future performance, business strategies and measures to implement strategies, competitive strengths, goals, expansion and growth of Shaw’s business and operations, plans and references to the future success of Shaw. These forward-looking statements are based on certain assumptions, some of which are noted above, and analyses made by Shaw in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances as of the current date. These assumptions include but are not limited to general economic and industry growth rates, currency exchange rates, technology deployment, content and equipment costs, and industry structure and stability.
Whether actual results and developments will conform with expectations and predictions of the Company is subject to a number of factors including, but not limited to, general economic, market or business conditions; the opportunities that may be available to Shaw; Shaw’s ability to execute its strategic plans; changes in the competitive environment in the markets in which Shaw operates and from the development of new markets for emerging technologies; changes in laws, regulations and decisions by regulators that affect Shaw or the markets in which it operates in both Canada and the United States; Shaw’s status as a holding company with separate operating subsidiaries; changing conditions in the entertainment, information and communications industries; risks associated with the economic, political and regulatory policies of local governments and laws and policies of Canada and the United States; and other factors, many of which are beyond the control of Shaw. The foregoing is not an exhaustive list of all possible factors. Should one or more of these risks materialize or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those as described herein. Consequently, all of the forward-looking statements made in this report and the documents incorporated by reference herein are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Shaw will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Company.

Shaw Communications Inc.
You should not place undue reliance on any such forward-looking statements. The Company utilizes forward-looking statements in assessing its performance. Certain investors, analysts and others, utilize the Company’s financial guidance and other forward-looking information in order to assess the Company’s expected operational and financial performance and as an indicator of its ability to service debt and return cash to shareholders. The Company’s financial guidance may not be appropriate for other purposes.
Any forward-looking statement (and such risks, uncertainties and other factors) speaks only as of the date on which it was originally made and the Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained in this document to reflect any change in expectations with regard to those statements or any other change in events, conditions or circumstances on which any such statement is based, except as required by law. New factors affecting the Company emerge from time to time, and it is not possible for the Company to predict what factors will arise or when. In addition, the Company cannot assess the impact of each factor on its business or the extent to which any particular factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

Shaw Communications Inc.
CONSOLIDATED BALANCE SHEETS
(Unaudited)

[thousands of Canadian dollars]	February 29, 2008	August 31, 2007

ASSETS
Current
Cash and cash equivalents	—	165,310
Accounts receivable	173,299	155,499
Inventories	63,295	60,601
Prepaids and other	24,066	23,834
Future income taxes	185,000	185,000

	445,660	590,244
Investments and other assets	7,938	7,881
Property, plant and equipment	2,497,607	2,422,900
Deferred charges	269,930	278,525
Intangibles
Broadcast rights	4,776,078	4,776,078
Goodwill	88,111	88,111

	8,085,324	8,163,739

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Bank indebtedness [note 3]	37,630	—
Accounts payable and accrued liabilities	475,426	441,444
Income taxes payable	4,189	4,304
Unearned revenue	122,284	118,915
Current portion of long-term debt [note 3]	493	297,238
Current portion of derivative instruments [note 1]	5,053	—

	645,075	861,901
Long-term debt [note 3]	2,645,112	2,771,316
Other long-term liability [note 8]	67,878	56,844
Derivative instruments [note 1]	587,484	—
Deferred credits	703,258	1,151,724
Future income taxes [note 9]	1,236,039	1,327,914

	5,884,846	6,169,699

Contingencies [note 10]

Shareholders’ equity
Share capital [note 4]	2,066,737	2,053,160
Contributed surplus [note 4]	15,427	8,700
Retained earnings (deficit)	172,403	(68,132)
Accumulated other comprehensive income (loss) [note 6]	(54,089)	312

	2,200,478	1,994,040

	8,085,324	8,163,739

See accompanying notes

Shaw Communications Inc.
CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS (DEFICIT)
(Unaudited)

	Three months ended		Six months ended
	February 29,	February 28,	February 29,	February 28,
[thousands of Canadian dollars except per share amounts]	2008	2007	2008	2007

Service revenue [note 2]	763,182	685,730	1,507,010	1,356,736
Operating, general and administrative expenses	413,471	382,692	824,390	753,911

Service operating income before amortization [note 2]	349,711	303,038	682,620	602,825
Amortization:
Deferred IRU revenue	3,136	3,136	6,273	6,273
Deferred equipment revenue	31,525	25,771	61,104	48,989
Deferred equipment costs	(55,468)	(50,166)	(112,339)	(99,136)
Deferred charges	(256)	(1,236)	(512)	(2,473)
Property, plant and equipment	(104,506)	(96,808)	(207,123)	(188,973)

Operating income	224,142	183,735	430,023	367,505
Amortization of financing costs — long-term debt	(884)	—	(1,863)	—
Interest expense — debt [note 2]	(57,511)	(61,597)	(117,227)	(123,438)

	165,747	122,138	310,933	244,067
Gain on sale of investment	—	—	—	415
Debt retirement costs	(5,264)	—	(5,264)	—
Other gains	1,983	1,045	25,518	562

Income before income taxes	162,466	123,183	331,187	245,044
Future income tax expense (recovery) [note 9]	(136,402)	43,530	(79,820)	84,356

Income before the following	298,868	79,653	411,007	160,688
Equity income (loss) on investee	(20)	98	64	201

Net income	298,848	79,751	411,071	160,889
Deficit, beginning of period	(25,378)	(123,804)	(68,132)	(172,701)
Adjustment for adoption of new accounting policy [note 1]	—	—	1,754	—
Reduction on Class B Non-Voting Shares purchased for cancellation	(23,336)	—	(23,336)	—
Dividends — Class A Shares and Class B Non-Voting Shares	(77,731)	(53,968)	(148,954)	(86,209)

Retained earnings (deficit), end of period	172,403	(98,021)	172,403	(98,021)

Earnings per share [note 5]
Basic	0.69	0.18	0.95	0.37
Diluted	0.69	0.18	0.94	0.37

[thousands of shares]
Weighted average participating shares outstanding during period	431,844	431,965	431,797	431,011
Participating shares outstanding, end of period	430,876	433,478	430,876	433,478

See accompanying notes

Shaw Communications Inc.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME AND
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
(Unaudited)

	Three months ended		Six months ended
	February 29,	February 28,	February 29,	February 28,
	2008	2007	2008	2007

Net income	298,848	79,751	411,071	160,889

Other comprehensive income (loss) [note 6]
Change in unrealized fair value of derivatives designated as cash flow hedges	(19,222)	—	(77,710)	—
Adjustment for hedged items recognized in the period	6,683	—	21,190	—
Reclassification of foreign exchange loss on hedging derivatives to income to offset foreign exchange gain on US denominated debt	13,447	—	59,378	—
Unrealized foreign exchange gain (loss) on translation of self- sustaining foreign operations	(8)	11	(32)	26

	900	11	2,826	26

Comprehensive income	299,748	79,762	413,897	160,915

Accumulated other comprehensive income (loss), beginning of period	(54,989)	345	312	330
Adjustment for adoption of new accounting policy [note 1]	—	—	(57,227)	—
Other comprehensive income	900	11	2,826	26

Accumulated other comprehensive income (loss), end of period	(54,089)	356	(54,089)	356

See accompanying notes

Shaw Communications Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Three months ended		Six months ended
	February 29,	February 28,	February 29,	February 28,
[thousands of Canadian dollars]	2008	2007	2008	2007

OPERATING ACTIVITIES [note 7]
Funds flow from operations	304,293	252,412	590,635	496,348
Net decrease (increase) in non-cash working capital balances related to operations	(3,539)	37,989	(3,726)	(23,356)

	300,754	290,401	586,909	472,992

INVESTING ACTIVITIES
Additions to property, plant and equipment [note 2]	(121,582)	(131,875)	(260,798)	(271,250)
Additions to equipment costs (net) [note 2]	(26,375)	(19,014)	(57,483)	(38,812)
Net customs duty recovery on equipment costs	—	—	22,267	—
Net addition to inventories	(8,158)	(15,830)	(2,694)	(15,570)
Cable business acquisitions	—	(492)	—	(52,918)
Proceeds on sale of investments and other assets	308	476	361	10,315
Additions to deferred charges	—	(185)	—	(365)

	(155,807)	(166,920)	(298,347)	(368,600)

FINANCING ACTIVITIES
Increase in bank indebtedness	17,943	4,164	37,630	21,801
Increase in long-term debt	70,000	25,000	170,000	60,000
Long-term debt repayments	(125,118)	(145,111)	(496,995)	(155,221)
Debt retirement costs	(4,272)	—	(4,272)	—
Issue of Class B Non-Voting Shares, net of after-tax expenses	6,276	46,426	20,787	55,216
Purchase of Class B Non-Voting Shares for cancellation	(32,038)	—	(32,038)	—
Dividends paid on Class A Shares and Class B Non-Voting Shares	(77,731)	(53,968)	(148,954)	(86,209)

	(144,940)	(123,489)	(453,842)	(104,413)

Effect of currency translation on cash balances and cash flows	(7)	8	(30)	21

Decrease in cash and cash equivalents	—	—	(165,310)	—
Cash and cash equivalents, beginning of the period	—	—	165,310	—

Cash and cash equivalents, end of the period	—	—	—	—

Cash includes cash and term deposits
See accompanying notes

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
February 29, 2008 and February 28, 2007
[all amounts in thousands of Canadian dollars, except per share amounts]
1.     BASIS OF PRESENTATION AND ACCOUNTING POLICIES
The unaudited interim Consolidated Financial Statements include the accounts of Shaw Communications Inc. and its subsidiaries (collectively the “Company”). The notes presented in these unaudited interim Consolidated Financial Statements include only significant events and transactions occurring since the Company’s last fiscal year end and are not fully inclusive of all matters required to be disclosed in the Company’s annual audited consolidated financial statements. As a result, these unaudited interim Consolidated Financial Statements should be read in conjunction with the Company’s consolidated financial statements for the year ended August 31, 2007.
Applicable share, per share and option amounts for the comparative period have been retroactively adjusted to reflect the two-for-one stock split of the Company’s Class A Shares and Class B Non-Voting Shares effective July 30, 2007.
The unaudited interim Consolidated Financial Statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements except as noted below.
Adoption of recent accounting pronouncements
Financial instruments
The Company has adopted CICA Handbook Sections 3855, “Financial Instruments — Recognition and Measurement”, 3861, “Financial Instruments — Disclosure and Presentation”, 3865, “Hedges”, 1530, “Comprehensive Income” and 3251, “Equity”. These new standards address when a company should recognize a financial instrument on its balance sheet and how the instrument should be measured once recognized.
Adoption of these standards was effective September 1, 2007 on a retrospective basis without restatement of prior periods, except for the reclassification of equity balances to reflect Accumulated Other Comprehensive Income which included foreign currency translation adjustments.
On adoption of Section 1530, a new statement entitled “Consolidated Statements of Comprehensive Income (Loss)” was added to the Company’s consolidated financial statements and includes net income (loss) as well as other comprehensive income (loss). Comprehensive income (loss) is comprised of net income (loss), changes in the fair value of derivative instruments designated as cash flow hedges and the net unrealized foreign currency translation gain (loss) from self sustaining foreign operations, which was previously classified as a separate component of shareholders’ equity. Accumulated other comprehensive income (loss) forms part of shareholders’ equity.
In addition, the Company classified all financial instruments into one of the following five categories: 1) “loans and receivables”, 2) “assets held-to-maturity”, 3) “assets available-for-sale”, 4) “financial liabilities”, and 5) “held-for-trading”. None of the Company’s financial instruments have been classified as held-to-maturity or held-for-trading. Financial instruments designated as “available-for-sale” are carried at their fair value while financial instruments such as “loans and receivables” and “financial liabilities” are carried at amortized cost. Certain private investments where market value is not readily determinable will continue to be carried at cost.
All derivatives, including embedded derivatives that must be separately accounted for, are measured at fair value in the balance sheet. The transition date for the assessment of embedded derivatives was September 1, 2002. The changes in fair value of cash flow hedging derivatives are recorded in other comprehensive income (loss), to the extent effective, until the variability of cash flows relating to the hedged asset or liability is recognized in the consolidated statements of income. Any hedge ineffectiveness will be recognized in net income (loss) immediately.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
February 29, 2008 and February 28, 2007
[all amounts in thousands of Canadian dollars, except per share amounts]
Transaction and financing costs associated with issuance of debt securities are now netted against the related debt instrument and amortized to income using the effective interest rate method. Accordingly, long-term debt, net of issue costs, accretes over time to the principal amount that will be owing at maturity. The Company previously recorded debt issuance costs as deferred charges and amortized them on a straight-line basis over the term of the related debt.
The impact on the Consolidated Balance Sheets as at September 1, 2007 and February 29, 2008 and on the Consolidated Statements of Income and Retained Earnings (Deficit) for three and six months ended February 29, 2008 is as follows:

	Increase (decrease)
	February 29, 2008	September 1, 2007
	$	$

Consolidated balance sheets:
Deferred charges	(27,377)	(30,746)
Current portion of derivative instruments	5,053	5,119
Long-term debt	(26,666)	(29,681)
Derivative instruments	587,484	521,560
Deferred credits	(528,431)	(459,656)
Future income taxes	(12,075)	(12,615)
Deficit	(1,627)	(1,754)
Accumulated other comprehensive loss	54,369	57,227

Increase (decrease) in deficit:
Adjustment for adoption of new accounting policy	(1,754)	(1,754)
Decrease in net income	127	—

	(1,627)	(1,754)

	Increase (decrease) in net income
	February 29, 2008
	Three months ended	Six months ended
	$	$

Consolidated statement of income:
Decrease in amortization of deferred charges	947	1,969
Increase in amortization of financing costs — long-term debt	(884)	(1,863)
Increase in interest expense — debt	(58)	(13)
Increase in debt retirement costs	(252)	(252)
Decrease in income tax expense	59	32

Decrease in net income	(188)	(127)

Decrease in earnings per share:	—	—

Recent accounting pronouncement
Inventories
In fiscal 2009, the Company will adopt CICA Handbook Section 3031, “Inventories” which provides more guidance on measurement and disclosure requirements. The Company is currently assessing the impact of adoption of this new accounting policy standard.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
February 29, 2008 and February 28, 2007
[all amounts in thousands of Canadian dollars, except per share amounts]
BUSINESS SEGMENT INFORMATION
The Company provides cable television services, high-speed Internet access, Digital Phone and Internet infrastructure services (“Cable”); DTH satellite services (Star Choice); and, satellite distribution services (“Satellite Services”). All of these operations are located in Canada. Information on operations by segment is as follows:
Operating information

	Three months ended		Six months ended
	February 29,	February 28,	February 29,	February 28,
	2008	2007	2008	2007
	$	$	$	$

Service revenue
Cable	582,806	515,257	1,149,194	1,015,263
DTH	162,221	151,990	320,058	303,682
Satellite Services	22,912	21,896	45,870	44,390

Inter segment —	767,939	689,143	1,515,122	1,363,335
Cable	(957)	(841)	(1,867)	(1,652)
DTH	(2,925)	(1,697)	(4,495)	(3,197)
Satellite Services	(875)	(875)	(1,750)	(1,750)

	763,182	685,730	1,507,010	1,356,736

Service operating income before amortization
Cable	284,020	244,164	556,767	481,933
DTH	53,522	47,579	101,472	97,261
Satellite Services	12,169	11,295	24,381	23,631

	349,711	303,038	682,620	602,825

Interest (1)
Cable	49,709	51,465	100,712	102,855
DTH and Satellite Services	7,454	9,776	15,817	19,870
Burrard Landing Lot 2 Holdings Partnership	348	356	698	713

	57,511	61,597	117,227	123,438

(1)	The Company reports interest on a segmented basis for Cable and combined satellite only. It does not report interest on a segmented basis for DTH and Satellite Services.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
February 29, 2008 and February 28, 2007
[all amounts in thousands of Canadian dollars, except per share amounts]
Capital expenditures

	Three months ended		Six months ended
	February 29,	February 28,	February 29,	February 28,
	2008	2007	2008	2007
	$	$	$	$

Capital expenditures accrual basis
Cable	118,599	109,777	259,148	242,047
Corporate	8,556	8,110	20,572	17,161

Sub-total Cable including corporate	127,155	117,887	279,720	259,208
Satellite (net of equipment profit)	615	4,546	701	5,593

	127,770	122,433	280,421	264,801

Equipment costs (net of revenue received)
Cable	9,180	4,197	17,933	4,810
Satellite	17,195	14,817	39,550	34,002

	26,375	19,014	57,483	38,812

Capital expenditures and equipment costs (net)
Cable	136,335	122,084	297,653	264,018
Satellite	17,810	19,363	40,251	39,595

	154,145	141,447	337,904	303,613

Reconciliation to Consolidated Statements of Cash Flows
Additions to property, plant and equipment	121,582	131,875	260,798	271,250
Additions to equipment costs (net)	26,375	19,014	57,483	38,812

Total of capital expenditures and equipment costs (net) per Consolidated Statements of Cash Flows	147,957	150,889	318,281	310,062
Decrease in working capital related to capital expenditures	7,065	(8,566)	21,357	(4,733)
Less: IRU prepayments (1)	—	—	—	(7)
Less: Satellite equipment profit (2)	(877)	(876)	(1,734)	(1,709)

Total capital expenditures and equipment costs (net) reported by segments	154,145	141,447	337,904	303,613

(1)	Prepayments on indefeasible rights to use (“IRUs”) certain specifically identified fibres in amounts not exceeding the costs to build the fiber subject to the IRUs are subtracted from the calculation of segmented capital expenditures and equipment costs (net).

(2)	The profit from the sale of satellite equipment is subtracted from the calculation of segmented capital expenditures and equipment costs (net) as the Company views the profit on sale as a recovery of expenditures on customer premise equipment.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
February 29, 2008 and February 28, 2007
[all amounts in thousands of Canadian dollars, except per share amounts]
Assets
February 29, 2008

	Cable	DTH	Satellite Services	Total
	$	$	$	$

Segment assets	6,403,661	905,802	528,623	7,838,086

Corporate assets				247,238

Total assets				8,085,324

August 31, 2007

	Cable	DTH	Satellite Services	Total
	$	$	$	$

Segment assets	6,300,834	894,893	529,411	7,725,138

Corporate assets				438,601

Total assets				8,163,739

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
February 29, 2008 and February 28, 2007
[all amounts in thousands of Canadian dollars, except per share amounts]
3.     LONG-TERM DEBT

		February 29, 2008			August 31, 2007
		Translated
	Effective	at period			Translated
	interest	end	Adjustment	Translated	at year	Adjustment for
	rates	exchange	for hedged	at hedged	end	hedged	Translated at
	%	rate (1)	debt (2)	rate	exchange rate	debt (2)	hedged rate

		$	$	$	$	$	$

Corporate
Bank loans (3)	Variable	70,000	—	70,000	—	—	—
Senior notes —
Cdn $400,000 5.70% due March 2, 2017	5.72	394,983	—	394,983	400,000	—	400,000
Cdn $450,000 6.10% due November 16, 2012	6.11	445,618	—	445,618	450,000	—	450,000
Cdn $300,000 6.15% due May 9, 2016	6.34	290,624	—	290,624	300,000	—	300,000
Cdn $296,760 7.4% due October 17, 2007	7.40	—	—	—	296,760	—	296,760
US $440,000 8.25% due April 11, 2010	7.88	431,121	209,484	640,605	464,728	177,892	642,620
US $225,000 7.25% due April 6, 2011	7.68	220,121	134,349	354,470	237,645	118,193	355,838
US $300,000 7.20% due December 15, 2011	7.61	293,761	181,530	475,291	316,860	159,990	476,850
Cdn $350,000 7.50% due November 20, 2013	7.50	345,363	—	345,363	350,000	—	350,000
COPrS —
Cdn $100,000 due September 30, 2027 (4)	8.54	—	—	—	100,000	—	100,000

		2,491,591	525,363	3,016,954	2,915,993	456,075	3,372,068

Other subsidiaries and entities
Videon CableSystems Inc. —
Cdn $130,000 Senior Debentures Series “A” 8.15% due April 26, 2010	7.63	131,817	—	131,817	130,000	—	130,000
Burrard Landing Lot 2 Holdings Partnership	6.31	22,197	—	22,197	22,561	—	22,561

		154,014	—	154,014	152,561	—	152,561

Total consolidated debt		2,645,605	525,363	3,170,968	3,068,554	456,075	3,524,629
Less current portion (5)		493	—	493	297,238	—	297,238

		2,645,112	525,363	3,170,475	2,771,316	456,075	3,227,391

(1)	Long-term debt, excluding bank loans, are presented net of unamortized discounts and finance costs of $26,666.

(2)	Foreign denominated long-term debt is translated at the period-end foreign exchange rates. Because the Company follows hedge accounting, the resulting exchange gains and losses on translating hedged long-term debt are deferred and offset by foreign exchange gains and losses arising on the related cross-currency interest rate agreements. If the rate of translation was adjusted to reflect the hedged rates of the Company’s cross-currency interest rate agreements (which fix the liability for interest and principal), long-term debt would increase by $525,363 (August 31, 2007 — $456,075) representing a corresponding amount in derivative instruments. The hedged rates on the Senior notes of US $440,000, US $225,000 and US $300,000 are 1.4605, 1.5815 and 1.5895, respectively.

(3)	Availabilities under banking facilities are as follows at February 29, 2008:

			Operating
	Total	Bank loans (a) (b)	credit facilities (a)
	$	$	$

Total facilities	1,050,000	1,000,000	50,000
Amount drawn (excluding letters of credit of $538)	107,630	70,000	37,630

	942,370	930,000	12,370

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
February 29, 2008 and February 28, 2007
[all amounts in thousands of Canadian dollars, except per share amounts]
(a)	Bank loans represent liabilities classified as long-term debt. Operating credit facilities are for terms less than one year and accordingly are classified as bank indebtedness.

(b)	The $1 billion revolving credit facility is due May 31, 2012 and is unsecured and ranks pari passu with the senior unsecured notes.
(4)	On January 30, 2008, the Company redeemed the $100,000 8.54% COPrS.

(5)	Current portion of long-term debt is the amount due within one year on the Partnership’s mortgage bonds.
4.     SHARE CAPITAL
Issued and outstanding
Changes in Class A Share and Class B Non-Voting Share capital during the six months ended February 29, 2008 are as follows:

	Class A Shares		Class B Non-Voting Shares
	Number	$	Number	$

August 31, 2007	22,563,064	2,473	408,770,759	2,050,687
Issued upon stock option plan exercises	—	—	1,264,553	22,279
Purchase of shares for cancellation	—	—	(1,722,800)	(8,702)

February 29, 2008	22,563,064	2,473	408,312,512	2,064,264

Purchase of shares for cancellation
During the three and six months ended February 29, 2008, the Company purchased 1,722,800 Class B Non-Voting Shares for cancellation for $32,038 of which $8,702 reduced the stated capital of the Class B Non-Voting Shares and $23,336 was charged to the deficit.
Stock option plan
Under a stock option plan, directors, officers, employees and consultants of the Company are eligible to receive stock options to acquire Class B Non-Voting Shares with terms not to exceed 10 years from the date of grant. Twenty-five percent of the options are exercisable on each of the first four anniversary dates from the date of the original grant. The options must be issued at not less than the fair market value of the Class B Non-Voting Shares at the date of grant. The maximum number of Class B Non-Voting Shares issuable under this plan and the warrant plan described below may not exceed 32,000,000. To date 7,054,448 Class B Non-Voting Shares have been issued under these plans. During the six months ended February 29, 2008, 1,264,553 options were exercised for $20,787.
The changes in options for the six months ended February 29, 2008 are as follows:

		Weighted average
		exercise price
	Number	$

Outstanding at beginning of period	17,574,801	17.08
Granted	8,346,500	24.63
Forfeited	(1,112,188)	20.07
Exercised	(1,264,553)	16.44

Outstanding at end of period	23,544,560	19.65

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
February 29, 2008 and February 28, 2007
[all amounts in thousands of Canadian dollars, except per share amounts]
The following table summarizes information about the options outstanding at February 29, 2008:

	Number	Weighted
	outstanding	average	Weighted	Number exercisable	Weighted
	at	remaining	average	at	average
Range of prices	February 29, 2008	contractual life	exercise price	February 29, 2008	exercise price

$8.69	20,000	5.64	$8.69	20,000	$8.69
$14.85 – $22.27	14,670,060	5.72	$16.78	8,617,962	$16.36
$22.28 – $26.20	8,854,500	9.51	$24.42	—	—

For all common share options granted to employees up to August 2003, had the Company determined compensation costs based on the fair values at grant dates of the common share options consistent with the method prescribed under CICA Handbook Section 3870, the Company’s net income and earnings per share would have been reported as the pro forma amounts indicated below:

	Three months ended	Six months ended
	February 28, 2007	February 28, 2007
	$	$

Net income for the period	79,751	160,889
Fair value of stock option grants	30	60

Pro forma net income for the period	79,721	160,829
Pro forma basic and diluted earnings per share	0.18	0.37

For the purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period on a straight-line basis.
The weighted average estimated fair value at the date of the grant for common share options granted was $4.82 per option (2007 — $3.21 per option) and $5.41 per option (2007 — $3.23) for the quarter and year-to-date, respectively. The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

	Three months ended		Six months ended
	February 29,	February 28,	February 29,	February 28,
	2008	2007	2008	2007

Dividend yield	2.97%	2.84%	2.72%	2.92%
Risk-free interest rate	4.10%	3.99%	4.46%	3.99%
Expected life of options	5 years	4 years	5 years	4 years
Expected volatility factor of the future expected market price of Class B Non-Voting Shares	23.5%	24.1%	24.6%	24.9%

Other stock options
In conjunction with the acquisition of Satellite Services, holders of Satellite Services options elected to receive 0.9 of a Shaw Class B Non-Voting Share in lieu of one Satellite Services share which would have been received upon the exercise of an option under the Satellite Services plan.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
February 29, 2008 and February 28, 2007
[all amounts in thousands of Canadian dollars, except per share amounts]
At February 29, 2008 there were 37,336 Satellite Services options outstanding with an exercise price of $3.88. The weighted average remaining contractual life of the Satellite Services options is 0.25 years. At February 29, 2008, 37,336 Satellite Services options were exercisable into 33,602 Class B Non-Voting Shares of the Company at $4.31 per Class B Non-Voting Share. No options were exercised during the current year.
Contributed surplus
The changes in contributed surplus are as follows:

February 29, 2008
$

Balance, beginning of period	8,700
Stock-based compensation	8,219
Stock options exercised	(1,492)

Balance, end of period	15,427

5.     EARNINGS PER SHARE
Earnings per share calculations are as follows:

	Three months ended		Six months ended
	February 29,	February 28,	February 29,	February 28,
	2008	2007	2008	2007

Numerator for basic and diluted earnings per share ($)
Net income	298,848	79,751	411,071	160,889

Denominator (thousands of shares)
Weighted average number of Class A Shares and Class B Non-Voting Shares for basic earnings per share	431,844	431,965	431,797	431,011
Effect of dilutive securities	2,357	3,884	3,362	2,540

Weighted average number of Class A Shares and Class B Non-Voting Shares for diluted earnings per share	434,201	435,849	435,159	433,551

Earnings per share ($)
Basic	0.69	0.18	0.95	0.37
Diluted	0.69	0.18	0.94	0.37

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
February 29, 2008 and February 28, 2007
[all amounts in thousands of Canadian dollars, except per share amounts]
6.     OTHER COMPREHENSIVE INCOME (LOSS) AND ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
Components of other comprehensive income (loss) and the related income tax effects for the six months ended February 29, 2008 are as follows:

	Amount	Income taxes	Net
	$	$	$

Changes in unrealized fair value of derivatives designated as cash flow hedges	(92,200)	14,490	(77,710)
Adjustment for hedged items recognized in the period	26,342	(5,152)	21,190
Reclassification of foreign exchange loss on hedging derivatives to income to offset foreign exchange gain on US denominated debt	69,288	(9,910)	59,378
Unrealized foreign exchange loss on translation of self-sustaining foreign operations	(32)	—	(32)

	3,398	(572)	2,826

Components of other comprehensive income (loss) and the related income tax effects for the three months ended February 29, 2008 are as follows:

	Amount	Income taxes	Net
	$	$	$

Changes in unrealized fair value of derivatives designated as cash flow hedges	(21,759)	2,537	(19,222)
Adjustment for hedged items recognized in the period	8,227	(1,544)	6,683
Reclassification of foreign exchange loss on hedging derivatives to income to offset foreign exchange gain on US denominated debt	15,054	(1,607)	13,447
Unrealized foreign exchange loss on translation of self-sustaining foreign operations	(8)	—	(8)

	1,514	(614)	900

Accumulated other comprehensive income (loss) is comprised of the following:

	February 29, 2008	August 31, 2007
	$	$

Accumulated other comprehensive income (loss)
Unrealized foreign exchange gain on translation of self-sustaining foreign operations	280	312
Fair value of derivatives	(54,369)	—

	(54,089)	312

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
February 29, 2008 and February 28, 2007
[all amounts in thousands of Canadian dollars, except per share amounts]
7.     STATEMENTS OF CASH FLOWS
Disclosures with respect to the Consolidated Statements of Cash Flows are as follows:
(i)	Funds flow from operations

	Three months ended		Six months ended
	February 29,	February 28,	February 29,	February 28,
	2008	2007	2008	2007
	$	$	$	$

Net income	298,848	79,751	411,071	160,889
Non-cash items:
Amortization
Deferred IRU revenue	(3,136)	(3,136)	(6,273)	(6,273)
Deferred equipment revenue	(31,525)	(25,771)	(61,104)	(48,989)
Deferred equipment costs	55,468	50,166	112,339	99,136
Deferred charges	256	1,236	512	2,473
Property, plant and equipment	104,506	96,808	207,123	188,973
Financing costs — long-term debt	884	—	1,863	—
Future income tax expense (recovery)	(136,402)	43,530	(79,820)	84,356
Gain on sale of investment	—	—	—	(415)
Equity loss (income) on investee	20	(98)	(64)	(201)
Debt retirement costs	5,264	—	5,264	—
Stock-based compensation	4,214	1,475	8,219	2,627
Defined benefit pension plan	5,517	8,218	11,034	11,856
Net customs duty recovery on equipment costs	—	—	(22,267)	—
Other	379	233	2,738	1,916

Funds flow from operations	304,293	252,412	590,635	496,348

(ii)	Changes in non-cash working capital balances related to operations include the following:

	Three months ended		Six months ended
	February 29,	February 28,	February 29,	February 28,
	2008	2007	2008	2007
	$	$	$	$

Accounts receivable	4,393	(5,198)	(17,800)	(20,795)
Prepaids and other	(4,014)	(3,866)	(1,800)	(7,397)
Accounts payable and accrued liabilities	(3,753)	46,777	12,620	(1)
Income taxes payable	(93)	125	(115)	(600)
Unearned revenue	(72)	151	3,369	5,437

	(3,539)	37,989	(3,726)	(23,356)

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
February 29, 2008 and February 28, 2007
[all amounts in thousands of Canadian dollars, except per share amounts]
(iii)	Interest and income taxes paid and classified as operating activities are as follows:

	Three months ended		Six months ended
	February 29,	February 28,	February 29,	February 28,
	2008	2007	2008	2007
	$	$	$	$

Interest	21,923	22,048	129,034	121,376
Income taxes	94	(127)	121	592

(iv)	Non-cash transaction:
The Consolidated Statements of Cash Flows exclude the following non-cash transaction:

	Six months ended
	February 29,	February 28,
	2008	2007
	$	$

Issuance of Class B Non-Voting Shares on a cable system acquisition	—	3,000

8.     OTHER LONG-TERM LIABILITY
Other long-term liability is the long-term portion of the Company’s defined benefit pension plan. The total benefit costs expensed under the Company’s defined benefit pension were $5,879 (2007 — $8,910) and $11,758 (2007 — $12,821) for the three and six months ended February 29, 2008, respectively.
9.     FUTURE INCOME TAXES
During the current quarter, the Company recorded a non-cash future income tax recovery of $187,990 in respect of reductions in corporate income tax rates.
10.     CONTINGENCIES
The Company has sought and obtained Intervenor status in connection with a pending Federal Court of Appeal decision regarding Part II fees charged under the Broadcasting License Fee Regulations. It is possible that Part II fees currently provided for with respect to all or part of the prior year will not be required to be remitted and Part II fees previously remitted may be recovered. The Company has not recorded a recovery for this contingency and an estimate of the amount cannot be made.
In respect of the above noted appeal, during the current period the Company ceased to accrue for these fees and it is possible that the Court may conclude Part II fees are payable. Based on historical rates charged for Part II fees the possible liability to the Company would approximate $10,000.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
February 29, 2008 and February 28, 2007
[all amounts in thousands of Canadian dollars, except per share amounts]
11.     SUBSEQUENT EVENT
On March 10, 2008, the Company announced that it had submitted an application to participate in Industry Canada’a Auction for Spectrum Licenses for Advanced Wireless Services (“AWS”). In connection with the application, the Company has made a deposit of $400,640 in the form of a letter of credit which matures August 29, 2008.